LAW OFFICES OF
                           DERENTHAL & DANNHAUSER LLP
                               LAKE MERRITT PLAZA
                        1999 HARRISON STREET, 26TH FLOOR
                            OAKLAND, CALIFORNIA 94612
                                 (510) 350-3070
                           FACSIMILE: (510) 834-8309

                                September 9, 2008



BY EDGAR AND FACSIMILE

Peggy Kim, Esq.
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Mail Stop 3628
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

                  Re: BellaVista Capital, Inc. (the "Company") Schedule TO-I filed August 18, 2008
                           SEC File No. 5-80316

Dear Ms. Kim:

     This letter is in response to your comment letter dated August 22, 2008 commenting on the above-referenced filing. The Company is concurrently filing Amendment No. 1 to its Schedule TO-I.

     The following responses are numbered to correspond to the numbered comments in your letter.

     1. The Company's shares are not publicly traded, but are held of record in the names of individual shareholders and are represented by certificates held in the possession of the individual shareholders. It is the Company's experience that the documents tendering shares are often incomplete or incorrect. Accordingly, though the Company will strive to determine the pro ration factor as quickly as possible, the Company may (but will not necessarily) require up to ten days to communicate with tendering shareholders in order to resolve outstanding documentation issues and assure the accuracy and completeness of their documentation before it can calculate pro ration and pay for the shares. The Company could simply reject any incomplete or defective tender, effect pro ration and make payment more promptly, but believes that a diligent effort to resolve documentation will result in the most fair process for the shareholders who have limited, if any, alternative sources of liquidity for their shares. As there is no market for the shares, such a limited delay should not cause any adverse consequence to a shareholder.

Peggy Kim, Esq.
September 9, 2008
Page 2 of 2


     2. See the Supplement to Offer filed as Exhibit (a)(2) to Amendment No. 1 to the Schedule TO, under "Tender Offer - Source and Amount of Funds."

     3. The Company did not intend to incorporate information not yet filed, but only to alert shareholders to the information not yet available at the time the Company was required to respond to the initial tender offer referred to in the Schedule. However, the information in the Company's quarterly report on form 10-QSB for the quarter ended June 30, 2008 has now been filed and is incorporated by reference into the Offer. See the Supplement to Offer filed as Exhibit (a)(2) to Amendment No. 1 to the Schedule TO under "Tender Offer - Incorporation by Reference."

     4. See the Supplement to Offer filed as Exhibit (a)(2) to Amendment No. 1 to the Schedule TO, which is being disseminated along with the Letter to Shareholders filed as Exhibit (a)(3). The Company has also extended the expiration date of the Offer to September 29 to assure adequate time for the shareholders to review the updated information.

     Also filed concurrently and included with this response letter is the letter from the Company with the requested representations.

     Please contact the undersigned with any further questions or comments concerning this filing.

                                    Very truly yours,

                                    /s/ PAUL J. DERENTHAL

                                    Paul J. Derenthal

cc:      Michael Rider